UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 25, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

bhpbilliton
resourcing the future
Our shared values
Summary Review 2013

Petroleum and Potash
Copper
Iron Ore
Coal
Aluminium, Manganese and Nickel
Offices

BHP Billiton Locations

Petroleum and Potash

Ref	Country	Asset	Description	Ownership
1	US	Onshore US	Onshore shale liquids and gas fields in Arkansas, Louisiana and Texas	<1–100%
2	Australia	Australia Production Unit	Operated offshore oil and gas fields in Bass Strait and North West Shelf	40–90%
3	US	Gulf of Mexico Production Unit	Operated offshore oil and gas fields in the Gulf of Mexico	35–44%
4	Pakistan	Pakistan Production Unit	Operated onshore oil and gas fields	38.5%
5	Trinidad and Tobago	Trinidad Production Unit	Operated offshore oil and gas fields	45%
6	UK	UK Production Unit	Operated offshore oil and gas fields	16–46.1%
7	Algeria	Algeria Joint Interest Unit	Joint interest onshore oil and gas unit	38%
8	Australia	Australia Joint Interest Unit	Joint interest offshore oil and gas fields in Bass Strait and North West Shelf	8.3–50%
9	US	Gulf of Mexico Joint Interest Unit	Joint interest offshore oil and gas fields in the Gulf of Mexico	5–44%

(a) Sale announced and expected to complete in FY2014.
(b) Independent joint venture.
(c) Third party operated.
Locations are current at 12 September 2013.

Copper

Ref	Country	Asset	Description	Ownership
10	US	Base Metals North America	Copper mine located in the State of Arizona [a]	100%
11	Australia	Cannington	Silver, lead and zinc mine located in northwest Queensland	100%
12	Chile	Escondida	The world's largest copper producing mine, located in northern Chile	57.5%
13	Australia	Olympic Dam	Australia's biggest underground copper mine, also producing uranium and gold	100%
14	Chile	Pampa Norte	Consists of the Cerro Colorado and Spence open-cut mines, producing copper cathode in northern Chile	100%
15	Peru	Antamina [b]	Open-cut copper and zinc mine, located in northern Peru	33.8%

Iron Ore

Ref	Country	Asset	Description	Ownership
16	Australia	Western Australia Iron Ore	Integrated iron ore mines, rail and port operations in the Pilbara region of Western Australia	85%
17	Brazil	Samarco [b]	Open-cut iron ore mine, concentrators and pelletising facilities	50%

37
20
10
43
1
9
3
5
21
26
32
15
14
17
12
38

Coal

Ref	Country	Asset	Description	Ownership
18	South Africa	Energy Coal South Africa	Open-cut and underground energy coal mines and processing operations	50–100%
19	Australia	New South Wales Energy Coal	Open-cut energy coal mine and coal preparation plant in New South Wales	100%
20	US	New Mexico Coal	Two energy coal mines in New Mexico	100%
21	Colombia	Cerrejón [b]	Open-cut energy coal mine with integrated rail and port operations	33.3%
22	Australia	BHP Billiton Mitsubishi Alliance	Open-cut and underground metallurgical coal mines in the Queensland Bowen Basin and Hay Point Coal terminal	50%
23	Australia	BHP Billiton Mitsui Coal	Two open-cut metallurgical coal mines in the Bowen Basin, Central Queensland	80%
24	Australia	Illawarra Coal	Underground metallurgical coal mines in southern New South Wales, with access to rail and port facilities	100%

Aluminium, Manganese and Nickel

Ref	Country	Asset	Description	Ownership
25	South Africa	Aluminium South Africa	Two aluminium smelters at Richards Bay	100%
26	Colombia	Cerro Matoso	Integrated laterite ferronickel mining and smelting complex in northern Colombia	99.9%
27	Australia	Manganese Australia	Producer of manganese ore in the Northern Territory and manganese alloys in Tasmania	60%

Aluminium, Manganese and Nickel continued

Ref	Country	Asset	Description	Ownership
28	South Africa	Manganese South Africa	Integrated producer of manganese ore and alloy	44.4–60%
29	Mozambique	Mozal	Aluminium smelter near Maputo	47.1%
30	Australia	Nickel West	Integrated sulphide mining, concentrating, smelting and refining operation in Western Australia	100%
31	Australia	Worsley	Integrated bauxite mine and alumina refinery in Western Australia	86%
32	Brazil	Alumar [c]	Aluminium refinery and smelter	36–40%

BHP Billiton principal office locations

Ref	Country	Location	Office
33	Australia	Brisbane	Coal Head Office
34	Australia	Melbourne	Global Headquarters
35	Australia	Perth	Aluminium, Manganese and Nickel Head Office Iron Ore Head Office
36	Australia	Sydney	Corporate Office
37	Canada	Saskatoon	Potash Head Office
38	Chile	Santiago	Copper Head Office
39	Malaysia	Kuala Lumpur	Global Shared Services Centre
40	Singapore	Singapore	Marketing Head Office
41	South Africa	Johannesburg	Corporate Office
42	UK	London	Corporate Office
43	US	Houston	Petroleum Head Office

In this Summary Review
Our Charter
Read the Company’s foundation document,
Our BHP Billiton Charter
See page 2
Our results at a glance
A snapshot of our results and five-year financial summary
See page 3
Accountability
An overview of the year by Jac Nasser AO and Andrew Mackenzie
See page 6
Group Management Committee
Profiles of the senior management team at BHP Billiton
See page 8
Performance
An update from each of our Businesses and Marketing, providing an overview of BHP Billiton’s operational performance
See page 12
Sustainability
An outline of how we operate sustainably around the world
See page 20
Respect
The skills and capabilities of our people are resourcing the future
See page 22
Simplicity
How we are focusing on becoming a more productive and efficient organisation
See page 26
Integrity
Our approach to upholding ethical business practices
See page 27
Board of Directors
Profiles of BHP Billiton’s Directors
See page 28
Corporate Governance Summary
Adopting the highest governance standards
See page 31
Remuneration Summary
Key policies, principles and information about our remuneration
See page 33
Shareholder information
Key dates and information relevant to shareholders, including our dividend policy and payments
See page 35
Corporate Directory
A list of regional BHP Billiton offices and share registries
See page 36
This Summary Review is designed to provide you with an update on the operations and performance of BHP Billiton over the year ended
30 June 2013 in a concise and easy-to-read format. It is not a summary financial statement for the purposes of the UK Companies Act 2006.
This Summary Review is not intended to provide a guide as to the likely future performance of the Group. Certain statements may be forward-looking statements which are based on current expectations, beliefs and assumptions regarding present and future business strategies and environments in which the Group will operate in the future. Such expectations, beliefs and assumptions may or may not prove to be correct and are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially. The Annual Report 2013 sets out certain risk factors that may cause our results to be materially less favourable than those implied by these forward-looking statements, including, for example, fluctuations in commodity prices and currency exchange rates, demand and supply changes in major markets and government regulations. Past performance cannot be relied on as a guide to future performance.
Nothing in this Summary Review should be construed as either an offer to sell or the solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.
This Summary Review is not a substitute for the Annual Report 2013 and does not contain all the information needed to give as full an understanding of the Group’s performance, financial position and future prospects as is provided by the Annual Report 2013, which can be downloaded from the BHP Billiton website at www.bhpbilliton.com. Printed copies of the Annual Report 2013 will be distributed to all shareholders who elected to receive them, and can be requested by contacting the relevant Share Registrar or Transfer Office.
BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 171 Collins Street, Melbourne, Victoria 3000, Australia.
BHP Billiton Plc. Registration number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1BH, UK.
BHP Billiton Limited and BHP Billiton Plc are members of the BHP Billiton Group, which is headquartered in Australia.

We are BHP Billiton, a leading global resources company. Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. Our BHP Billiton Charter makes it clear that as we strive for success, we must remain forthright in the things we value: Sustainability; Integrity; Respect; Performance; Simplicity; and Accountability.
These are our shared values.
BHP BILLITON SUMMARY REVIEW 2013 | 1

bhpbilliton
resourcing the future
Our Charter
We are BHP Billiton, a leading global resources company.
Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
Our Values
Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities.
Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.
Andrew Mackenzie
Chief Executive Officer
2 | BHP BILLITON SUMMARY REVIEW 2013

Our results at a glance
Underlying EBIT declined by 22 per cent to US$21.1 billion. The benefit of significant reductions in controllable cash costs of US$2.7 billion was outweighed by declining commodity prices, which reduced Underlying EBIT by US$8.9 billion.
Consistently strong operating performance across the Group contributed to a US$1.8 billion volume related increase in Underlying EBIT. Exceptional items of US$922 million (after tax) contributed to the 29 per cent decrease in Attributable profit to US$10.9 billion.
The total dividend for FY2013 increased by four per cent to 116 US cents per share.
Our effort to reduce operating costs and drive productivity improvements has realised a reduction in controllable cash costs of US$2.7 billion, excluding one-off items.
We extended our strong track record of operating performance, with production records achieved across seven operations and five commodities.
A targeted divestment program continues to realise significant value for our shareholders, with major transactions totalling US$6.5 billion announced or completed during FY2013.
Safety performance continued to improve as the Group’s total recordable injury frequency (TRIF) declined to a record low of 4.6 per million hours worked. Despite this steady improvement in safety performance, three of our colleagues lost their lives at work.
Underlying EBIT
US$21.1 billion
US$ million
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2009 2010 2011 2012 2013
Attributable profit –
excluding exceptional items
US$11.8 billion
US$ million
25,000
20,000
15,000
10,000
5,000
0
2009 2010 2011 2012 2013
Dividends declared
US$6.2 billion
US$ million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2009 2010 2011 2012 2013
Community contributions at 30 June
US$245.8 million
US$ million
250
200
150
100
50
0
2009 2010 2011 2012 2013
BHP Billiton Foundation
BHP Billiton Sustainable Communities
Expenditure (less BHP Billiton Sustainable Communities and BHP Billiton Foundation)
Five-year summary
US$ million
30 June 2013
30 June 2012
30 June 2011
30 June 2010
30 June 2009
Revenue
65,968
72,226
71,739
52,798
50,211
Underlying EBIT (a)
21,127
27,238
31,980
19,719
18,214
Attributable profit – excluding exceptional items
11,798
17,117
21,684
12,469
10,722
Attributable profit – including exceptional items
10,876
15,417
23,648
12,722
5,877
Net operating cash flow (b)
18,252
24,384
30,080
16,890
17,854
Basic EPS (c) – excluding exceptional items (US cents per share)
221.7
321.6
393.5
224.1
192.7
Basic EPS (c) – including exceptional items (US cents per share)
204.4
289.6
429.1
228.6
105.6
Dividend per share – BHP Billiton Plc (US cents) (d)
116.0
112.0
101.0
87.0
82.0
Dividend per share – BHP Billiton Limited (US cents) (d)
116.0
112.0
101.0
87.0
82.0
Underlying EBITDA Interest Coverage (a)
29.8
53.2
102.8
64.4
56.8
Gearing (e)
28.8%
26.0%
9.2%
6.3%
12.1%
(a) Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.
(b) Net operating cash flows are after net interest and taxation.
(c) Earnings per share.
(d) Represents the dividend declared for each BHP Billiton Plc and BHP Billiton Limited share.
(e) Gearing is net debt over net debt plus net assets.
BHP BILLITON SUMMARY REVIEW 2013 | 3

Our shared values are resourcing the future
There is nothing more important than Our Charter values. Our Charter values are shared by our people in the workplace and in communities in which we work and live.
4 | BHP BILLITON SUMMARY REVIEW 2013

Supporting education and training initiatives in our host communities is an important part of the way we live Our Charter value of Sustainability. Chile, Copper, Women’s Training Centre, Antofagasta.
We strive to achieve diversity, in all its forms, at all levels of the organisation.
Australia, Aluminium, Manganese and Nickel, Worsley Alumina Refinery.
Enterprise development is one of the components of our community investment. Thuthukani Safeware and Projects is a women enterprise development and job creation initiative that manufactures and supplies personal protective equipment. We provided start-up capital in the form of sewing equipment, a building, as well as initial sewing materials.
South Africa, Coal, BECSA.
We aim to develop partnerships that support the sustainable development of our host communities, including Primary Education for Girls, which is one of our ongoing education projects in Pakistan.
Pakistan, Petroleum and Potash, Zamzama.
BHP BILLITON SUMMARY REVIEW 2013 | 5

Accountability
Defining and accepting responsibility and delivering on our commitments.
Chairman’s Review
Dear Shareholder
In a volatile and uncertain year for global economies, I am pleased to report that your Company continued to perform well. BHP Billiton reported an Attributable profit, excluding exceptional items, of US$11.8 billion, and the full-year dividend was increased by four per cent to 116 US cents per share. These solid financial results were underpinned by strong operating performance and a key focus on productivity.
Over the last decade, industrialisation and urbanisation in emerging economies underpinned strong commodities consumption. We maintain a positive outlook over the long term as the fundamentals of wealth creation, demographics and urbanisation continue to create demand for commodities across Asia and other markets.
Increased supply has, however, exerted downward pressure on many commodity markets more recently and we expect this trend to continue over the short term. While lower rates of investment across the industry will ultimately lead to more balanced markets, all resources companies will need to improve productivity and be flexible enough to adapt to change in this more challenging environment.
Against that backdrop, we will continue to focus on two constants that have guided us through our 150-year history. The first is the significance of what we do. Rising living standards depend on economic growth, and we aim to safely, reliably and profitably supply the resources required to support economic growth. This helps improve the living standards of millions of people around the world every day. The second is how we operate. This is outlined in Our BHP Billiton Charter, which defines our values. Health and safety always come first. While our overall safety performance continued to improve, sadly, three colleagues lost their lives at work. On behalf of the Board, I offer our sincere condolences to their families and friends. These tragic incidents highlight the importance of remaining focused on providing a workplace where all of our people return home fit and well at the end of each day.
As part of Our Charter value of Sustainability, we strive to be an integral part of our communities, making a positive difference at the local, regional and national level. We allocate one per cent of our pre-tax profits to community programs, which in 2013 was
US$245.8 million. These funds support community initiatives, such as the Colombia Resilience Project to alleviate poverty and hardship for vulnerable populations; the Royal Flying Doctor Service’s On the Road initiative for people living, working and travelling in remote areas of Western Australia; the socio-economic component of our Black Economic Empowerment programs in South Africa.
Our community programs are in addition to the US$11.6 billion in taxes and royalties we paid to governments and our broader economic contribution in terms of jobs, capital investment and support of local businesses.
Looking ahead, we expect further volume growth at a lower unit cost as we continue to invest in our key commodities and major basins that provide the foundations for shareholder value creation. We also announced a further US$2.6 billion investment in our Jansen Potash Project. A growing population and improving incomes in emerging economies means the longer-term outlook for potash, a fertiliser that improves the yield and quality of agricultural production, is strong. Over many years, the Group’s strategy has delivered significant value for shareholders, and we can expect a more productive and capital efficient organisation to build on that track record.
This year, we also announced the retirement of Marius Kloppers and the appointment of Andrew Mackenzie as Chief Executive Officer of BHP Billiton. Marius made BHP Billiton a safer and financially stronger company, and we thank him for his leadership. Andrew brings a unique combination of deep industry knowledge and global management skills to the role, with more than 30 years’ experience in the oil and gas, petrochemicals and minerals industries.
Andrew and his new senior management team are off to a great start. Together with our 128,800 employees and contractors in more than 140 operations across the globe, they have delivered the record production and substantial productivity gains that underpinned our robust financial results. As the global economy continues to strengthen, the talents and efforts of all our people and our low-cost, upstream strategy and diversification ensure we are well positioned. Your Board is confident in the outlook for BHP Billiton and we thank you for your continued support of our Company.
Jac Nasser AO
Chairman
6 | BHP BILLITON SUMMARY REVIEW 2013

Chief Executive Officer’s Report
I am honoured to deliver my first annual results as Chief Executive Officer of BHP Billiton and report that our Company’s enduring strategy and high-quality, diversified portfolio delivered robust financial results in FY2013.
Our results reflect record production and substantial productivity gains offset by lower commodity prices. In FY2013, we achieved a thirteenth consecutive annual production record at Western Australia Iron Ore and a 28 per cent increase in copper production at Escondida, Chile. In addition, liquids production at our Onshore US operations increased by 76 per cent and our Queensland Coal operations in Australia returned to full supply chain capacity during the period.
I took over the leadership of the Company in May from Marius Kloppers to whom I am very grateful for his comprehensive handover and leadership. Soon after my appointment, changes were made to our Group Management Committee structure that effectively removed a layer of management and consolidated our Businesses into five. This is part of our continuing efforts to simplify the organisation and bring our strategic and operational leadership closer to attain our goal of becoming more productive and efficient than we are today.
Guided by Our BHP Billiton Charter and consistent strategy, our priorities in the near term are to protect our people and improve the health and safety of our operations, create a more productive organisation, actively manage our portfolio, maintain a disciplined approach to capital management and support sustainable development of our host communities.
Sadly, during FY2013, three of our colleagues lost their lives at work. This is clearly unacceptable. Eliminating risk is a critical, continual focus of everyone at BHP Billiton. We continue to improve the process for effective management of the critical controls of our material health and safety risks. The health, safety and wellbeing of our people is our primary responsibility. In FY2013, our total recordable injury frequency was 4.6 per million hours worked, a two per cent improvement on FY2012.
In the absence of higher commodity prices, we have sharpened our focus on the Company’s productivity. We continue to find ways of working smarter to obtain the most from our assets, orebodies, plant and machinery. We aim to create the right culture and supporting processes for our people so they are engaged with our Company’s efforts to become more competitive.
We continue to actively manage our portfolio and have increased our focus on our major Businesses: Iron Ore, Petroleum, Copper and Coal, which, together with Potash, provide optimum diversification. Divestments totalling US$6.5 billion were either announced or completed during FY2013, representing a premium over average market valuations.
We believe that to maintain our position as one of the world’s leading companies, we must commit to high ethical business practices and governance standards. We are committed to Our Charter value of Integrity, doing what is right and doing what we say we will do. This is evident in our anti-corruption standards and the BHP Billiton Code of Business Conduct, which prohibits bribery and corruption in all our business dealings. All our leaders have the responsibility for ensuring the requirements of the Code of Business Conduct are embedded across BHP Billiton.
Sustainability and supporting our host communities is central to Our Charter values. In FY2013, our community contributions amounted to US$245.8 million, and we continue to strive to have a long-lasting positive impact on the quality of life for people in our host communities.
This is a challenging yet very rewarding time to be at the helm of the world’s leading diversified resources company. We believe our proven strategy, when combined with our great orebodies and operational focus on productivity, will deliver stronger margins throughout the economic cycle, a simpler and more capital efficient structure, a substantial increase in free cash flow and growth in shareholder value.
I would like to thank all our people, suppliers, customers, host communities and shareholders for their continued support over the past year. We could not achieve our success without all of your support. The hard-working, disciplined and talented people at BHP Billiton are, and will always be, central to our ongoing success. I look forward to leading you as we resource the future.
Andrew Mackenzie
Chief Executive Officer
BHP BILLITON SUMMARY REVIEW 2013 | 7

Group Management Committee
Andrew Mackenzie
BSc (Geology), PhD (Chemistry), 56
Chief Executive Officer and Executive Director
Chairman of the Group Management Committee
Andrew Mackenzie commenced as Chief Executive Officer in May 2013. He joined BHP Billiton in November 2008 as Chief Executive Non-Ferrous. Prior to BHP Billiton, he worked at Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and BP, where he held a number of senior roles, including Group Vice President for Technology and Engineering and Group Vice President for Chemicals.
Peter Beaven
BAcc, CA, 46
President, Copper
Member of the Group Management Committee
Peter Beaven was appointed President, Copper in May 2013. Previously he was the President of Base Metals and prior to that appointment, in November 2010, President of BHP Billiton’s Manganese business, and Vice President and Chief Development Officer for Carbon Steel Materials. He has wide experience across a range of regions and businesses in BHP Billiton and UBS Warburg.
Tim Cutt
BSc, 53
President, Petroleum and Potash (since 2 July 2013)
Member of the Group Management Committee
Tim Cutt was appointed President, Petroleum and Potash in July 2013. He joined BHP Billiton in 2007 as the President of the Production Division in the Petroleum business. Mr Cutt was appointed to the position of President, Diamonds and Specialty Products in 2011. Before joining BHP Billiton, Mr Cutt had a successful 24-year career with ExxonMobil in roles of significant oil and gas responsibility, including President of ExxonMobil de Venezuela and President of Hibernia Management and Development Company.
Dean Dalla Valle
MBA, 54
President, Coal
Member of the Group Management Committee
Dean Dalla Valle was appointed President, Coal in May 2013. He has 36 years’ experience in BHP Billiton. Mr Dalla Valle was previously the President of the Uranium business for three years and prior to that held the positions of Asset President, Olympic Dam, Asset President of the Cannington silver mine and Vice President Ports for Iron Ore. He was also the General Manager of the Appin, Tower and Westcliff Collieries for Illawarra Coal.
Mike Fraser
BCom, MBL, 48
President, Human Resources (since 27 August 2013)
Member of the Group Management Committee
Mike Fraser joined the Group Management Committee in August 2013 as President, Human Resources. He was previously Head of Group Human Resources. Before becoming Head of Human Resources, Mike was Asset President Mozal, based in Mozambique. His previous roles with the Company included Human Resources Vice President for the Aluminium and Energy Coal businesses and for South Africa.
Geoff Healy
BEc, LLB, 47
Chief Legal Counsel
Member of the Group Management Committee
Geoff Healy joined BHP Billiton as Chief Legal Counsel in June 2013. Prior to this, Mr Healy was a partner at Herbert Smith Freehills for 16 years and a member of its global Council. His core field of expertise is complex corporate and regulatory advisory work, risk management, investigations and disputes.
8 | BHP BILLITON SUMMARY REVIEW 2013

Mike Henry
BSc (Chem), 47
President, HSEC, Marketing and Technology
Member of the Group Management Committee
Mike Henry joined the Group in 2003 and was appointed President, HSEC, Marketing and Technology in May 2013. Prior to this, he was Chief Marketing Officer. His earlier career with BHP Billiton included various business development and marketing roles, including Marketing Director for Petroleum, Marketing Director for Energy Coal & Freight and Vice President, Business Development for the Energy Coal Customer Sector Group. Prior to joining BHP Billiton, Mr Henry worked for Mitsubishi Corporation, where he held a number of commercial roles.
Graham Kerr
BBus, FCPA, 42
Chief Financial Officer and Chairman of the Investment Committee and Financial Risk Management Committee
Member of the Group Management Committee
Graham Kerr joined the Group in 1994 and was appointed Chief Financial Officer in November 2011. Prior to this, he was President of Diamonds and Specialty Products. Mr Kerr has worked in a wide range of finance, treasury and operational roles across the Group, and has held the positions of Chief Financial Officer of Stainless Steel Materials, Vice President, Finance – BHP Billiton Diamonds and Finance Director for EKATI. In 2004, Mr Kerr left BHP Billiton for a two-year period, when he was General Manager Commercial for Iluka Resources Ltd.
Jane McAloon
BEc (Hons), LLB, GDipGov, FCIS, 49
President, Governance and Group Company Secretary and Chairman of the Disclosure Committee
Member of the Group Management Committee
Jane McAloon was appointed to the Group Management Committee as President, Governance and Group Company Secretary in May 2013, after serving as Group Company Secretary since July 2007 and Company Secretary for BHP Billiton Limited since September 2006. Prior to joining BHP Billiton, she held the position of Company Secretary, Group Manager External and Regulatory Services in the Australian Gas Light Company, held various Australian State and Commonwealth government positions and also worked in private legal practice. She is a Fellow of the Institute of Chartered Secretaries.
Daniel Malchuk
BEng, MBA, 48
President, Aluminium, Manganese and Nickel
Member of the Group Management Committee
Daniel Malchuk was appointed President Aluminium, Manganese and Nickel in May 2013. Previously, he was the President of Minerals Exploration, a position he held from July 2012. He worked for the Group between 1996 and 1998 in BHP Copper, in the United States, and has held a number of roles in the Base Metals business since he rejoined BHP Billiton in 2002. In 2006, he took the role of Asset Leader Joint Ventures and a year later was appointed Vice President, Strategy and Development in Base Metals.
Jimmy Wilson
BSc (Mechanical Engineering), 51
President, Iron Ore
Member of the Group Management Committee
Jimmy Wilson was appointed President, Iron Ore in March 2012. He has had an extensive career in the mining industry, and held key managerial and operational roles throughout BHP Billiton, including President, Energy Coal (2009–12) and President, Stainless Steel Materials (2007–09). Prior to these roles, Mr Wilson was President and Chief Operating Officer Nickel West, President and Chief Operating Officer Samancor Chrome and General Manager of Billiton’s Bayside Aluminium.
Karen Wood
BEd, LLB (Hons), FCIS, 57
President, Public Affairs
Member of the Group Management Committee
Karen Wood joined BHP Billiton in 2001. Her previous positions were Chief Governance Officer, Special Adviser and Head of Group Secretariat and Group Company Secretary. She assumed responsibility for Human Resources in 2007, when she was appointed Chief People Officer. On 27 August 2013, she handed her Human Resources accountabilities to Mike Fraser. In 2010, she assumed responsibility for Public Affairs. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited. She is a Fellow of the Institute of Chartered Secretaries.
BHP BILLITON SUMMARY REVIEW 2013 | 9

Our strategy is resourcing the future
Investing in large, long-life, low-cost, expandable, upstream assets, diversified by commodity, geography and market has allowed us to deliver value to our shareholders.
10 | BHP BILLITON SUMMARY REVIEW 2013

The Integrated Remote Operations Centre uses an innovative production visibility tool, which provides an overview of the Western Australia Iron Ore supply chain in real-time.
Australia, Iron Ore, Perth.
We continuously strive for operational and functional excellence at every level of our organisation.
Chile, Copper, Spence.
We are concentrating our efforts on those world-class basins where we enjoy economies of scale and a competitive advantage.
US, Petroleum and Potash, Shenzi (Gulf of Mexico).
We have a focus on productivity to ensure we become an even more competitive and efficient organisation than we are today. Australia, Coal, BMA.
BHP BILLITON SUMMARY REVIEW 2013 | 11

Performance
Achieving superior business results by extending our capabilities.
BHP Billiton delivered robust financial results in FY2013, a period characterised by slowing global growth and volatile commodity markets.
Underlying EBIT declined by 22 per cent, or US$6.1 billion, to US$21.1 billion despite significant reductions in controllable cash costs of US$2.7 billion. Declining commodity prices reduced Underlying EBIT by US$8.9 billion.
Consistently strong operating performance across the business contributed to a US$1.8 billion volume related increase in Underlying EBIT. Exceptional items of US$922 million (after tax) contributed to the 29 per cent decrease in Attributable profit to US$10.9 billion.
Despite the challenging environment, the Group’s Underlying EBIT margin remained in excess of 30 per cent, while Underlying return on capital (excluding capital investment associated with projects not yet in production) was a robust 18 per cent.
To extend our track record and create a more productive and capital efficient organisation, we have concentrated our efforts on those world-class basins where we enjoy economies of scale and a competitive advantage.
We achieved a thirteenth consecutive annual production record at Western Australia Iron Ore and a 28 per cent increase in copper production at Escondida (Chile) in FY2013. In addition, liquids production at our Onshore US operations increased by 76 per cent, and our Queensland Coal (Australia) operations returned to full supply chain capacity during the period.
In addition to the productivity gains delivered during the period, the Group applied strict capital discipline. No major growth projects were approved during FY2013. Of the 18 major projects in execution at 30 June 2013, approximately 70 per cent are expected to deliver first production by the end of CY2014. The majority of our development projects are brownfield in nature, which are inherently lower risk.
Capital and exploration expenditure in FY2014 is expected to reduce to US$16.2 billion. By reducing annual capital expenditure and increasing competition for capital within the Group, we expect to achieve sustainable, high margin growth at a higher average rate of return on incremental investment.
Our commitment to simplify our portfolio continued to deliver value for shareholders, with major transactions totalling US$6.5 billion either announced or completed during FY2013.
Our confidence in the outlook for the Company and its financial position underpinned a four per cent increase in the full year dividend to 116 US cents per share.
Marketing
Our objectives are to consistently move to market all of our products as they arise, achieve prevailing market prices at the time of delivery, manage credit and price risk in a disciplined fashion, and to do so as cost efficiently as possible.
FY2013 saw an overall increase in most commodity sales volumes as a result of strong production performance, most notably in our Coal, Copper and Iron Ore Businesses. The Marketing team successfully navigated the risks posed by the increased market volatility, while continuing to support our operating assets by moving all of our production to market and securing market prices. Marketing continued its progress towards shorter pricing periods more closely aligned with the market at the time of delivery.
Growth in demand for our commodities continued in FY2013, although it was insufficient to offset increased supply across some of the key commodities in the portfolio. As a result, prices for many of our commodities decreased during the course of the year. However, improvements in demand in the United States supported natural gas markets, while record steel production rates in Asia ensured demand for steel and raw materials continued to climb.
Looking ahead, we expect more balanced global growth over the long term as China restructures its economy and large developed economies, such as the United States, continue to grow despite fiscal challenges. We expect rebalancing in the Chinese economy to be significant in terms of the nature of domestic demand as well as the types of goods and services the economy will produce. However, we expect these changes to impact only gradually, particularly as it relates to savings behaviour and levels of fixed asset investment in the economy.
Over the long term, we maintain a positive outlook on commodity demand as the fundamentals of demographics and economic development assert themselves across Asia. Economic rebalancing in China will bring opportunities to a more diverse range of commodities, and development in South Asia will provide a degree of support to long-term demand for steelmaking raw materials. Overall, the long-term outlook for commodity markets is fundamentally linked to the scarcity of low-cost, expandable and high-quality development opportunities. When combined with attractive demand fundamentals for industrial metals, potash and energy, conditions are supportive of BHP Billiton’s low-cost, upstream and diversified strategy.
12 | BHP BILLITON SUMMARY REVIEW 2013

Petroleum and Potash
Petroleum production increased by six per cent; Potash Underlying EBIT largely unchanged from prior period.
US$ million
30 June 2013
Revenue
13,213
Underlying EBIT
5,651
Capital expenditure
7,730
Net operating assets
38,225
Petroleum production increased by six per cent in FY2013 to 236 million barrels of oil equivalent (MMboe) (BHP Billiton share) and included strong performance from Onshore US, which delivered 99 MMboe (BHP Billiton share) in the period. Petroleum and Potash Underlying EBIT for FY2013 declined by US$369 million to US$5.7 billion. The Petroleum contribution to Underlying EBIT decreased by US$363 million to US$6.0 billion. Natural field decline at our conventional Australian assets contributed to a US$266 million volume related reduction in Underlying EBIT. Capital expenditure for our conventional and unconventional operations totalled US$7.1 billion in FY2013. This included US$4.8 billion in Onshore US drilling and development expenditure, with over 80 per cent of drilling activity directed towards the Eagle Ford and Permian areas as planned.
Onshore US capital expenditure is expected to decline to US$3.9 billion in FY2014 as we continue to optimise our drilling program. This includes a forecast reduction in our operated rig count to approximately 25 for the period.
Petroleum exploration expenditure for FY2013 was US$675 million, of which US$522 million was expensed. A US$600 million exploration program, largely focused on the Gulf of Mexico and Western Australia, is planned for FY2014.
Petroleum production is forecast to increase to 250 MMboe (BHP Billiton share) in FY2014. This includes 114 MMboe (BHP Billiton share) from Onshore US, underpinned by an anticipated 75 per cent increase in liquids production. Production from the conventional operations is expected to remain stable, with new volumes from Macedon, Australia, and increased production at Atlantis, United States, offset by expected natural field decline and planned maintenance.
Potash Underlying EBIT was largely unchanged from the prior period. A reduction in global potash exploration activity was offset by higher costs associated with the establishment of our Potash Business in Saskatchewan, Canada. We are investing US$2.6 billion to finish the excavation and lining of the Jansen Potash Project production and service shafts, and to continue the installation of essential surface infrastructure and utilities. Completion of both shafts is expected during CY2016, while the associated works program will extend into CY2017.
BHP BILLITON SUMMARY REVIEW 2013 | 13

Copper
Escondida copper production increased by 28 per cent.
US$ million
30 June 2013
Revenue
11,991
Underlying EBIT
3,622
Capital expenditure
2,120
Net operating assets
15,605
Copper production increased by 10 per cent in FY2013 to 1.2 million tonnes (Mt) (BHP Billiton share). Escondida copper production increased by 28 per cent to 1.1 Mt (100 per cent basis), as the average copper grade mined rose to 1.4 per cent and milling rates improved. Record annual copper production at Antamina, Peru, also contributed to the strong result as volumes benefited from a full-year contribution from the recently expanded concentrator.
Underlying EBIT for FY2013 declined by US$343 million to US$3.6 billion. Increased sales volumes and controllable cash cost savings associated with productivity gains and broader economies of scale increased Underlying EBIT by US$966 million. In this context, strong production growth and a material reduction in controllable cash costs contributed to a 15 per cent reduction in unit cash costs at Escondida. In contrast, the external influences of lower prices, inflation and foreign exchange variations reduced Underlying EBIT by US$682 million. Payments associated with the finalisation of collective labour agreements at each of our South American assets and major planned maintenance programs at Escondida and Olympic Dam, Australia, reduced Underlying EBIT by a further US$321 million.
During the period, we signed a definitive agreement to sell our Pinto Valley mining operation, United States, and the associated San Manuel Arizona Railroad Company to Capstone Mining Corp. for an aggregate cash consideration of US$650 million. The transaction is subject to regulatory approval and other customary conditions, and is expected to be completed in the second half of CY2013.
Escondida production is forecast to remain steady at approximately 1.1 Mt (100 per cent basis) in FY2014, before increasing to approximately 1.3 Mt (100 per cent basis) in FY2015. The Escondida Organic Growth Project 1 and the Oxide Leach Area Project are expected to maintain Escondida’s copper production at an elevated level for the remainder of this decade. The recently announced US$2.0 billion (BHP Billiton share) investment in a desalination facility will deliver sustainable water supply to Escondida over the long term.
Copper production for FY2014 is also forecast to remain largely unchanged at approximately 1.2 Mt (BHP Billiton share of production and excludes Pinto Valley).
14 | BHP BILLITON SUMMARY REVIEW 2013

Iron Ore
Production increased by seven per cent.
US$ million
30 June 2013
Revenue
20,215
Underlying EBIT
11,121
Capital expenditure
6,255
Net operating assets
23,786
Iron ore production increased by seven per cent in FY2013 to 170 Mt (BHP Billiton share). Western Australia Iron Ore (WAIO) production of 187 Mt (100 per cent basis) represented a thirteenth consecutive annual production record. The delivery of WAIO’s capital efficient growth program and continued strong operating performance across the supply chain contributed to this record result.
Underlying EBIT for FY2013 declined by US$3.1 billion to US$11.1 billion. Record sales volumes at WAIO increased Underlying EBIT by US$1.4 billion. However, this was more than offset by a 17 per cent fall in the average realised iron ore price to US$110 per tonne, which reduced Underlying EBIT by US$3.9 billion, net of price-linked costs. Increased labour and contractor costs reduced Underlying EBIT by US$151 million during the period. This largely reflected our decision to invest in operating capability prior to the full commissioning and ramp-up of expanded capacity at WAIO. WAIO unit cash costs, including freight and royalty charges of US$856 million and US$1.2 billion, respectively, remained largely unchanged during FY2013. On 20 June 2013, we announced an extension of our long-term WAIO joint venture relationship with ITOCHU Corporation (ITOCHU) and Mitsui & Co., Ltd. (Mitsui). This transaction was completed in July 2013 and has aligned interests across the WAIO supply chain. Under the terms of the agreement, ITOCHU and Mitsui invested approximately US$822 million and US$720 million, respectively, in shares and loans of BHP Iron Ore (Jimblebar) Pty Ltd, representing an eight per cent and seven per cent interest in the Jimblebar mining hub and resource. The consideration included a share of capital costs associated with the Jimblebar Mine Expansion project.
Several major milestones were achieved at our WAIO operations during FY2013. This included an increase in port capacity to 220 million tonnes per annum (Mtpa) (100 per cent basis) following the successful installation of all major infrastructure associated with the Port Hedland Inner Harbour Expansion project. First production from the Jimblebar Mine Expansion, which will increase mine capacity to 220 Mtpa (100 per cent basis), is expected in the December 2013 quarter, ahead of schedule.
WAIO production is expected to increase by 10 per cent to approximately 207 Mt (100 per cent basis) in FY2014.
Total Iron Ore production for FY2014 is forecast to increase by 11 per cent to 188 Mt (BHP Billiton share).
BHP BILLITON SUMMARY REVIEW 2013 | 15

Coal
Metallurgical coal production increased by 13 per cent; Energy coal by three per cent.
US$ million
30 June 2013
Revenue
10,723
Underlying EBIT
746
Capital expenditure
3,887
Net operating assets
14,050
Metallurgical coal production increased by 13 per cent in FY2013 to 38 Mt (BHP Billiton share). A 19 per cent (100 per cent basis) increase in production at Queensland Coal was underpinned by record annual performance at both Peak Downs and South Walker Creek. This was achieved despite the indefinite closure of Norwich Park and Gregory. In addition, Illawarra Coal, Australia, achieved record annual production in the period.
Energy coal production increased by three per cent in FY2013 to 73 Mt (BHP Billiton share), which included record annual production from New South Wales Energy Coal, Australia, following the successful ramp-up of the RX1 project.
Underlying EBIT for FY2013 declined by US$2.1 billion to US$746 million. A 34 per cent and 31 per cent fall in hard coking coal and weak coking coal prices, respectively, and an 18 per cent fall in thermal coal prices reduced Underlying EBIT by US$3.4 billion, net of price-linked costs. In contrast, increased sales volumes and controllable cash cost savings increased Underlying EBIT by US$1.5 billion. A strong focus on contractor usage and rates and a significant reduction in consumables expenditure contributed to a substantial reduction in operating costs at Queensland Coal during the period, as demonstrated by the 30 per cent decline in mine site unit cash costs at BHP Billiton Mitsubishi Alliance.
During FY2013, the Daunia and Broadmeadow Life Extension projects delivered first production, ahead of schedule. First coal was also loaded from the Newcastle Third Port Stage 3 project. The Caval Ridge, Cerrejón P40 and Appin Area 9 projects remain on schedule and budget. Following a review of the Hay Point Stage Three Expansion project, we approved a US$255 million increase to the original budget of US$1.25 billion (BHP Billiton share). Shipments from the new facilities are now expected to commence in CY2015. The revised schedule and budget reflect the impact of significant weather interruptions and productivity issues that have affected the marine works. The schedule delay is not expected to impact the growth profile of the broader Queensland Coal operations.
The continued ramp-up of Daunia and future commissioning of Caval Ridge will increase the capacity of our Queensland Coal business to 66 Mtpa (100 per cent basis) by the end of CY2014. Metallurgical coal production for CY2014 is expected to increase to approximately 41 Mt (BHP Billiton share) while energy coal production is expected to remain steady at 73 Mt (BHP Billiton share).
16 | BHP BILLITON SUMMARY REVIEW 2013

Aluminium, Manganese and Nickel
Underlying EBIT for FY2013 increased by US$188 million to US$164 million.
US$ million
30 June 2013
Revenue
9,278
Underlying EBIT
164
Capital expenditure
758
Net operating assets
8,622
Alumina production increased by 18 per cent in FY2013 to a record 4.9 Mt (BHP Billiton share), underpinned by the ramp-up of the Efficiency and Growth project at Worsley. Aluminium production increased by two per cent to 1.2 Mt (BHP Billiton share) as it benefited from improved performance at our southern African smelters.
Total manganese ore production increased by seven per cent in FY2013 to a record 8.5 Mt (100 per cent basis) and reflected a substantial improvement in plant availability at GEMCO, Australia. Total manganese alloy volumes were largely unchanged from FY2012. The recovery in TEMCO (Australia) production that followed the temporary suspension of operations in the prior period was offset by the permanent closure of energy-intensive silicomanganese production at Metalloys, South Africa, in January 2012.
Nickel production in FY2013 was largely unchanged from the prior period. A strong operating performance at Cerro Matoso, Colombia, was offset by planned maintenance at the Nickel West Kalgoorlie smelter and Kwinana refinery.
Underlying EBIT for FY2013 increased by US$188 million to US$164 million. The response of our teams to the persistent challenges faced by our Aluminium, Manganese and Nickel Business has delivered tangible results. With productivity improvements already well advanced, substantial cost savings of US$480 million were achieved during the period, while a stronger US dollar increased Underlying EBIT by a further US$243 million. In contrast, weaker prices continued to challenge the Business as lower average realised prices contributed to a US$474 million reduction to Underlying EBIT, net of price-linked costs. In this context, lower average realised prices for aluminium (down six per cent to US$2,191 per tonne), alumina (down nine per cent to US$302 per tonne), nickel (down 15 per cent to US$16,319 per tonne) and manganese alloy (down 10 per cent to US$1,051 per tonne) were only partially offset by an increase in the average realised price of manganese ore (up nine per cent to US$4.83 per tonne). The US$167 million (BHP Billiton share) GEEP2 expansion at GEMCO delivered first production during the period, ahead of schedule. The project has increased processing capacity from 4.2 to 4.8 Mtpa (100 per cent basis) and the ramp-up of the operation is largely complete.
BHP BILLITON SUMMARY REVIEW 2013 | 17

Our commitment to sustainability is resourcing the future
Our long-term success depends on our ability to build mutually beneficial relationships and to work in a collaborative and transparent way with business partners, governments, non-government organisations and host communities.
18 | BHP BILLITON SUMMARY REVIEW 2013

Tree health monitoring is undertaken at Carramulla Creek as part of an environmental monitoring program. This is one of six tree health sites monitored near our Jimblebar mine.
Australia, Iron Ore, Newman.
Students at Meyerton High School benefit from our contribution to infrastructure upgrades, which have helped to improve the quality of their learning environment. South Africa, Aluminium, Manganese and Nickel, Metalloys.
For the past five years, our employees have volunteered their time to work with young soccer players from areas of high social vulnerability in Antofagasta at the Impacto Sports Club. Our people assist and support the 400 young members at the club.
Chile, Copper, Escondida.
Durban’s King Edward VIII Hospital has been able to upgrade facilities following our R20 million donation. The former paediatric unit, which was in poor condition, is now a centre of excellence and improves the likely health care outcomes for children in South Africa.
South Africa, Aluminium, Manganese and Nickel.
BHP BILLITON SUMMARY REVIEW 2013 | 19

Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
With operations around the world, we have a range of stakeholders. The views and concerns of people within our communities are incorporated into our decision-making and we always strive for mutually beneficial outcomes.
Our BHP Billiton Charter value of Sustainability reflects our priority to ensure our people return home safe and well at the end of every working day. Effective health and safety performance is critical, and we believe everyone has a role to play in ensuring the care of their colleagues and in taking the appropriate steps to prevent workplace-related injuries and illness. Operating sustainably underpins everything we do. We work to improve energy efficiency, reduce pollution, enhance biodiversity and improve quality-of-life indicators for people in our surrounding communities. We believe we are successful when we provide lasting social, environmental and economic benefits to society.
Keeping our people safe and healthy
The safety and health of our people and that of the broader communities in which we operate are central to the success of our organisation. Regardless of where our people are located, the area of the organisation in which they operate or the type of work they undertake, we strive to create an environment that is free from occupational illness or injury.
Our FY2013 total recordable injury frequency (TRIF) performance of 4.6 per million hours worked improved by two per cent compared with 4.7 in FY2012. While we continue to see year-on-year improvement, we recognise that TRIF is principally an indicator in highlighting broad personal injury trends, and we are sadly reminded by the three work-related fatalities suffered in FY2013 that lower injury rates alone will not prevent fatalities. It also reinforces our efforts to improve the identification and management of material health, safety, environment and community (HSEC) risks.
The acute and immediate nature of serious accidents can make them an obvious health and safety focus. However, the life-altering disabilities that can result from chronic exposure to health risks are equally serious. Health risks faced by our people include fatigue and occupational exposure to noise, silica, manganese, diesel exhaust particulate, fluorides, coal tar pitch, nickel and sulphuric acid mist. In FY2013, we set a target to reduce potential occupational exposure to carcinogens and airborne contaminants by 10 per cent by FY2017. This reduction is for exposures that exceed our baseline occupational exposure limits if not for the use of personal protective equipment.
In FY2013, we had a 5.7 per cent decrease in the number of potential exposures to carcinogens and airborne contaminants (data for the divested EKATI Diamond Mine Asset was not included). Our priority is to control occupational exposures at their source, and we are focused on improving our occupational exposure controls to offer greater protection and further improve our performance. In those situations where we cannot control the source, a range of measures are employed, including the provision of personal protective equipment to safeguard our people.
Managing our use of resources
We continue to improve our understanding of the sources, scope, extent and impacts of our natural resource use, and we transparently report our performance. We aim to avoid or, where this is not possible, minimise our impacts, while contributing to lasting environmental benefits across the regions where we operate.
As a global organisation operating in an energy-intensive industry, we seek to understand the risks and opportunities of climate change and how these affect our organisation. We engage with policy makers on climate change policies in the key regions where we operate. Our position is that any policy response should be broad-based and use a portfolio of complementary measures to deliver abatement. We have developed six principles to outline what we think any climate change policy should encompass to best tackle carbon emissions reduction – clear price signal; revenue neutral; trade friendly; broad-based; predictable and gradual; simple and effective. We strive to continually improve energy and greenhouse gas (GHG) management. In FY2013, GHG emissions were lower than the FY2006 baseline, which keeps us in line to achieve our target of maintaining our future FY2017 GHG emissions below FY2006 levels. The FY2006 baseline is adjusted for material acquisitions and divestments based on asset GHG emissions at the time of transaction. In order to achieve our target, we intend to focus on the continued implementation of identified abatement opportunities by our Businesses. Without this focus, we forecast that our absolute emissions would exceed the FY2006 baseline as a result of growth across our organisation.
20 | BHP BILLITON SUMMARY REVIEW 2013

Community investment expenditure by region (1)
Australasia 54% South America 35% Africa 5% North America 5% Asia 1% Europe <1%
Community investment expenditure by program category (1)
Education and training 25% General infrastructure 17% Community support (capacity building) 16% Environment 15% Disaster relief 10% Arts 6% Health 6% Sports and recreation 3% Small business development 2%
(1) Excludes expenditure from foundations and trusts.
Our operations are focused on reducing their impacts on water resources and using this resource responsibly. Water risks and impacts experienced by our operations vary from region to region and from site to site. In FY2013, we set a target that required operations with water-related material risks, including volume and quality considerations, to set targets and implement projects to reduce their impacts on water resources. This target recognises the local and regional context of water and allows operations to annually review and define the necessary projects that will best address their material water risks. During FY2013, our operations implemented 54 projects to reduce their impacts on water resources.
Securing access to land and managing it effectively are essential components of our commitment to operate in a responsible and sustainable manner. In FY2013, we introduced new biodiversity and conservation targets. The first target focuses on a core business requirement to develop Land and Biodiversity Management Plans that include controls to prevent, minimise, rehabilitate and offset impacts to biodiversity and ecosystems services, which has been achieved by all of our operations. We also introduced a target to finance the conservation and continuing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance. We have formed a five-year alliance with Conservation International, a leading environmental non-government organisation, to support the delivery of this goal. To date, the Five Rivers Conservation Project, in Australia, and the Valdivian Coastal Reserve Conservation Project, in Chile, have been established; and we are working to identify additional projects in the regions in which we operate. We believe investing in conservation projects will provide enduring value to the broader global community.
Making a positive contribution to society
Developing partnerships that support the sustainable development of our host communities, enhance economic benefits from our activities, contribute to poverty alleviation and deliver lasting benefits is integral to how we operate. Nationally and regionally, we contribute taxes and royalties to governments that in turn provide infrastructure and services to their constituents. Additionally, we often develop infrastructure that provides local communities and businesses with benefits such as airports, roads, community childcare centres and medical clinics.
Training and employing local people is important to us. However, we make a broader economic contribution through indirect employment, where we focus on building the capacity of local businesses to provide us with a diverse range of services and products. Our operations are also required to implement a local procurement plan to support local and regional businesses, which can bring potential benefits to our host communities and regions. As part of our community commitment, we voluntarily invest one per cent of our pre-tax profit, calculated on the average of the previous three years’ pre-tax profit, in community programs that aim to have a long-lasting, positive impact on people’s quality of life. In FY2013, this totalled US$245.8 million and included a US$106 million contribution to the BHP Billiton Foundation. In addition to the social programs directly supported by the Group, many of our employees make a valuable contribution to their local communities by giving donations and their personal time and expertise to a range of activities. One of the most significant ways we support the efforts of employees engaged in community activities is through our global Matched Giving Program, whereby employee volunteering hours and donation contributions are matched. During FY2013, employee contributions benefited more than 1,500 not-for-profit organisations, which received US$7.5 million as part of the program.
Additional information relating to our sustainability performance is available in our Sustainability Report 2013 and is available online at www.bhpbilliton.com.
BHP BILLITON SUMMARY REVIEW 2013 | 21

Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Employing and developing talented people who share Our BHP Billiton Charter values is critical to our long-term success. Each individual brings unique skills, experience and perspectives; and we recognise that we are strengthened by diversity.
Our workforce
Throughout FY2013, our workforce comprised 49,496 employees and 79,330 contractors working at 141 locations in 26 countries, reflecting the global nature of our organisation. Employing and developing people with exceptional skills and who share Our Charter values is critical to our long-term success. We also believe it provides a competitive advantage.
Focusing on diversity and inclusion
We strive to achieve diversity, in all its forms, at all levels of the organisation. We believe a diverse workforce is necessary to deliver our strategy, which is predicated on diversification by commodity, geography and market. Our aspiration is to have a workforce that best represents the communities in which our assets are located and our employees live.
Our current Board of Directors comprises 13 members, two of whom are female, and seven nationalities are represented. Our overall gender diversity comprises 17 per cent female and 83 per cent males. The Board believes that critical mass is an important driver of a more diverse workplace. The Board has set a goal of increasing the number of women on the Board to at least three. Pay equity across our 366 senior leaders is based on skills, experience and size of role; the male-to-female salary ratio is 1.066:1.000.
In FY2013, we established three measurable diversity objectives that sought to enhance our diversity profile. Achievements against these objectives are set out below.
Firstly, we embedded diversity and inclusion in the behaviours that demonstrate Our Charter values through Our Charter Values in Action. Our Charter Values in Action outline the behaviours we expect all employees to demonstrate and include specific behaviours that support diversity and create a collaborative and inclusive work environment. Our Charter Values in Action is an integral element to our performance management process. Employees are assessed against Our Charter Values in Action and feedback and coaching are provided.
Secondly, we implemented targeted initiatives to attract graduates focused on specific disciplines, to increase the proportion of female graduates hired year-on-year. This builds on our FY2011 commitment, where we reviewed our graduate recruitment process and implemented actions to address low female representation. In Australia, the Graduate Intake recruitment campaign incorporated a number of new initiatives, including digital media advertising, active promotion of female opportunities with university faculties and specifically featured graduate opportunities for women in our marketing materials and events.
Female representation in the graduate program, as a percentage of intake, increased in the Australasia, North America and Asia regions.
Thirdly, our Businesses, Group Functions and Marketing were required to develop and implement a multi-year diversity plan. Considerable progress was made throughout FY2013. Examples of our work and achievements include targeted recruitment initiatives to increase representation of female and ethnically diverse employees; training sessions on unconscious bias and diversity and inclusion; targeted sourcing strategies for high-potential females; and execution of specific diversity activities led by business champions. In addition, the 2013 Accelerated Leadership Development Program (ALDP) comprised 41 per cent women. This is a significant improvement on the 29 per cent female representation in the 2010 ALDP.
During FY2014, we aim to continue enhancing our diversity and gender profile. We will further refine our graduate recruitment approach, incorporating initiatives to increase the proportion of female graduates hired across our organisation. Each Business, Group Function and Marketing will continue to deliver against their multi-year plans. In addition, we will execute our Group-wide diversity and inclusion strategy and actions that focus on further promoting a work environment of inclusion that embraces and effectively leverages the diversity of our people. As in previous years, the Board has endorsed our objectives. Successful completion of these will be taken into account to assess performance and determining bonus remuneration.
Recruiting our people
Recruitment is managed on a local basis by each Business, Group Function and Marketing, and employment is offered on merit. Every person applying for a job is evaluated according to their job-related skills, qualifications, abilities, aptitudes and alignment with Our Charter values.
In some jurisdictions, targeted affirmative action through such programs as Indigenous employment and training and Black Economic Empowerment may be required to address historical imbalances and past discrimination.
22 | BHP BILLITON SUMMARY REVIEW 2013

Employees by region
Australasia 44%
South America 24%
Africa 19%
North America 10%
Asia 2%
Europe <1%
Contractors engaged at our owned and operated assets by region
Australasia 41% South America 35% Africa 14% North America 8% Asia 2% Europe <1%
Our Businesses, Group Functions and Marketing are required to undertake resourcing activities that meet current and future human resourcing requirements and are aligned with the broader business strategy. We seek to prioritise strong internal candidate representation for roles, supplemented by external recruitment, where we target the local labour market. In FY2013, where we have local recruitment processes in place, 52 per cent of our people, including 28 per cent of our management(1), were drawn from the local community(2). However, the remoteness of many of our operations means we are often unable to employ enough appropriately skilled local people to meet our requirements. This can result in operations employing people who work on-site and choose to reside outside the community; this is generally known as a fly in, fly out workforce.
Developing and training our people
We value promoting from within, and seek to build a high-performance organisation, while investing in our own people. We develop the skills and capabilities of our workforce through regular performance reviews combined with training and development programs. Our transparent reward practices and processes are designed to ensure performance and behaviour are measured on fact-based outcomes and to reward people for what they achieve and how they achieve it.
Across our organisation, we are focused on providing pathways and development opportunities for our people. In FY2013, on average each employee received 40 hours of training. Training and development programs are designed and implemented at the operation level to support local requirements. At a Group level, the Executive Leadership Program for all senior leaders is run periodically. As part of the mandatory induction process, employees and certain contractors receive training in health and safety, Our Charter and the BHP Billiton Code of Business Conduct, which includes the Company’s position on anti-corruption.
(1) Management includes senior leaders and managers at assets with local employment policies in place.
(2) Local community is defined at the operation level and varies as a result of local terms and conditions, but generally relates to the employee’s place or region of birth relative to the location of the operation.
Our changing organisation
We manage significant organisational change in a coordinated manner across the Group, and consult with our employees about changes that affect them. We then seek input and guidance, where possible. If employees require further counsel, we have a free 24-hour Employee Assistance Program, designed to assist employees or any member of their immediate family deal with issues that may be affecting their life and work.
In FY2013, following the retirement of Marius Kloppers and appointment of Andrew Mackenzie as Chief Executive Officer (CEO), a number of changes were made to the Group Management Committee (GMC) and organisational structure.
Our previous Customer Sector Groups were consolidated into five Businesses: Petroleum and Potash, Copper, Iron Ore, Coal, and Aluminium, Manganese and Nickel.
The five Business leadership roles were filled internally by executives with deep operational experience, highlighting our considerable people pipeline, our focus on promoting from within and disciplined approach to succession planning. These five Business leadership positions form part of the GMC and bring the operations closer to the CEO. Combined with the appointment of the Group Function Presidents, this ensures greater alignment between strategic and managerial leadership and reflects our continued commitment to operational and functional excellence.
Other significant organisational changes that occurred in
FY2013 included:
the sale of our diamonds business, comprising our interests in the EKATI Diamond Mine and Diamonds Marketing operations, to Dominion Diamond Corporation (formerly Harry Winston
Diamond Corporation);
the sale of our non-operated interest in South African-based Richards Bay Minerals to Rio Tinto;
the sale of our Yeelirrie uranium deposit in Western Australia to Cameco Corporation;
the announced sale of Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company to Capstone
Mining Corp;
an operational review and temporary cessation of production
at our BMA open-cut Gregory mine in Queensland, Australia.
BHP BILLITON SUMMARY REVIEW 2013 | 23

The exceptional skills of our people are resourcing the future
We encourage our people to stretch their capabilities in order to reach their full potential and to contribute purposefully to our future.
24 | BHP BILLITON SUMMARY REVIEW 2013

We develop the skills and capabilities of our workforce through regular performance reviews combined with training and development programs. US, Petroleum and Potash, Neptune (Gulf of Mexico).
We are a global organisation, with our people working at 141 locations across 26 countries.
Chile, Escondida, Laguna Seca Plant.
The safety and health of our people and that of the broader communities in which we operate are central to the success of our organisation. Water sampling is undertaken as part of a water quality monitoring program.
South Africa, Coal, Middelburg Colliery.
Employing and developing people with exceptional skills and who share Our Charter values is critical to our long-term success.
Australia, Iron Ore, Aluminium, Manganese and Nickel, Perth.
BHP BILLITON SUMMARY REVIEW 2013 | 25

Simplicity
Focusing our efforts on the things that matter most.
Our BHP Billiton Charter values of
Simplicity and Performance underpin our productivity agenda and our efforts to become an even more competitive and efficient organisation than we are today.
Operating Model and productivity
The BHP Billiton Operating Model provides clarity on accountabilities, standardisation of key processes and the corporate requirements through common organisational design principles, common systems and processes, and minimum mandatory performance requirements.
The Operating Model is the framework for how BHP Billiton develops operational capability and improves productivity. It outlines standard roles, structures, accountabilities, systems and processes. Together these provide transparency, eliminate duplication of effort and enable our Businesses to identify, replicate and lock-in best practice.
The cornerstone of our efforts to build operational capability is an organisation-wide program to standardise business processes, metrics, reporting and performance information capability. During FY2013, we made good progress towards our FY2014 goal of achieving organisation-wide implementation of this program across our Businesses, Group Functions and Marketing. When implemented, our Company will be operating for the first time on a single system, using common business processes and performance metrics and reports. This will support our efforts to plan our work, deliver it to plan, control material risks and ensure work is done in a consistent manner across different parts of the Company. It will also allow us to internally benchmark best practice, which can then be replicated across our organisation to improve productivity.
Productivity agenda
Our Company is focused on accelerating our sustainable improvement in productivity to ensure we maintain and build upon our competitive advantage. This agenda has been given added impetus by the decline in prices for a number of our Company’s commodities. Our senior management team is simplifying our business and activities to support our drive for improved operating performance and productivity. Our Operating Model supports our ability to continuously strive for operational and functional excellence at every level of our organisation. We define productivity as a way of operating that maximises the value for our shareholders, of our people, capital and assets. The inputs to productivity are capital intensity, labour productivity and the utilisation of plant and machinery. The outputs of productivity are unit revenues and costs that give us a superior margin.
Productivity will be enabled by our employees being engaged in our drive to become more competitive by having our plant and machinery assets work harder and our people work smarter. We enable this both by the culture we institute and by making sure our people have the right skills and approach to do their jobs better each day.
Organisational change
During the past year, the Company’s leadership changed following the successful implementation of our succession plan. The combination of our new senior management team and the consolidation of our Customer Sector Groups into five Businesses will deliver greater alignment between our strategic and managerial leadership and the platform from which to pursue excellence.
Simplification of the portfolio
During FY2013, divestments totalling US$6.5 billion were either announced or completed in an effort to simplify our portfolio. This included:
> the sale of our diamonds business, comprising our interests in the EKATI Diamond Mine and Diamonds Marketing operations, to Dominion Diamond Corporation (formerly Harry Winston Diamond Corporation);
> the sale of our non-operated interest in South African-based Richards Bay Minerals to Rio Tinto;
> the sale of our Yeelirrie uranium deposit in Western Australia to Cameco Corporation;
> the announced sale of Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company to Capstone Mining Corp;
> the sale of our interests in the East and West Browse Petroleum joint ventures located offshore Western Australia to PetroChina International Investment (Australia) Pty Ltd;
> an extension of our Western Australia Iron Ore (WAIO) long-term joint venture relationship with ITOCHU and Mitsui to include Jimblebar, which will align interests across the WAIO supply chain as well as driving simplicity and flexibility.
26 | BHP BILLITON SUMMARY REVIEW 2013

Integrity
Doing what is right and doing what we say we will do.
We believe that to maintain our position as one of the world’s leading companies, we must commit to high ethical business practices and governance standards in all our dealings. We strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.
Integrity is a core part of our culture – it is one of the values enshrined in Our Charter. These are central in our commitment to high-quality governance, which we believe supports long-term value creation.
Jac Nasser AO
Chairman
Upholding ethical business practices
Founded on Our BHP Billiton Charter values, the BHP Billiton Code of Business Conduct represents our unqualified commitment to upholding ethical business practices. All BHP Billiton employees are accountable for acting in accordance with the Code of Business Conduct. Suppliers, contractors and partners working with or for us are also required to act in accordance with these requirements. We recognise that at times our people may find themselves in situations where complying with the Code of Business Conduct may appear to conflict with the ability to win or retain business. The Code of Business Conduct makes it clear that our people may not allow any commercial objective – meeting production targets, competitive instincts or even a direct order from a manager – to compromise their commitment to working with integrity. In upholding the Code of Business Conduct, our people can be confident they are working in the right way. Each Business, Group Function and Marketing leader has the responsibility for ensuring the requirements of the Code of Business Conduct are embedded across BHP Billiton. This is facilitated by an annual face-to-face meeting attended by employees and certain contractors to discuss the Code of Business Conduct. A training and communication plan for each area of the business is completed and executed each year. Business, Group Function and Marketing leaders report against these requirements on an annual basis and records of training undertaken are retained.
Across our organisation, we have in place mechanisms to raise and address stakeholder grievances and concerns. The Business Conduct Advisory Service is a worldwide service that facilitates the reporting and resolution of business conduct queries and issues. More information regarding business conduct can be found in our Sustainability Report 2013.
Anti-corruption
Regardless of the country or culture within which our people work, our Anti-corruption standards and the Code of Business Conduct prohibit bribery and corruption in all our business dealings. Our procedures require appropriate due diligence in selecting and engaging third parties, the maintenance of accurate and reasonably detailed records of expenditures, and the implementation and maintenance of specific approval requirements for corruption-sensitive transactions. We also prohibit the making of facilitation payments, which are payments involving small sums to low-level government officials to obtain routine services to which BHP Billiton is otherwise legally entitled.
Following requests for information in August 2009 from the US Securities and Exchange Commission (SEC), the Group commenced an internal investigation and disclosed to relevant authorities, including the US Department of Justice (DOJ), evidence that it uncovered regarding possible violations of applicable anti-corruption laws involving interactions with foreign government officials.
As has been publicly reported, the Australian Federal Police has indicated that it has commenced an investigation. The Group is fully cooperating with the relevant authorities, as it has since the US investigations commenced.
As part of the US process, the SEC and DOJ notified the Group in August 2013 of the issues they consider could form the basis of enforcement actions, and discussions are continuing. The issues relate primarily to matters in connection with previously terminated exploration and development efforts, as well as hospitality provided as part of the Company’s sponsorship of the 2008 Beijing Olympics.
In light of the continuing nature of the investigations, it is not appropriate at this stage for BHP Billiton to predict outcomes. BHP Billiton is fully committed to operating with integrity, and the Group’s policies specifically prohibit engaging in unethical conduct. BHP Billiton has what it considers to be a world-class anti-corruption compliance program.
Transparently reporting our taxes
Through our membership of the International Council on Mining and Metals, we support the Extractive Industries Transparency Initiative (EITI). We are committed to supporting and cooperating in the implementation of country-level EITI Work Plans as our host countries progress the initiative.
In line with our support for the EITI, we have reported payments of taxes and royalties derived from resource developments on a country-by-country basis. We have presented the data as the taxes and royalties that we pay as BHP Billiton (such as corporate income taxes and royalties) and also those that we collect on behalf of employees. Data is available in our Sustainability Report. Our payments to governments in the past year included US$11.9 billion in company taxes, royalties and certain indirect taxes and approximately US$1.6 billion in taxes collected on behalf of employees. More than 99 per cent of our payments are made to 14 countries. Of these, our largest payments are made in Australia, where we have the majority of our assets.
BHP BILLITON SUMMARY REVIEW 2013 | 27

Board of Directors
1 2 3 4
1. Jac Nasser
AO, BBus, Hon DT, 65
Chairman and Independent Non-executive Director
Chairman of the Nomination and Governance Committee
Director of BHP Billiton Limited and BHP Billiton Plc since June 2006. Appointed Chairman of BHP Billiton Limited and BHP Billiton Plc on 31 March 2010.
Following a 33-year career with Ford Motor Company in leadership positions in Europe, Australia, Asia, South America and the United States, Jac Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than three decades of experience in large-scale global businesses and a decade of private equity investment and operating expertise.
Other directorships and offices (current):
Director of 21st Century Fox (since June 2013).
Non-executive advisory partner (since March 2010) of One Equity Partners
(Partner from November 2002 until March 2010).
Member of the International Advisory Council of Allianz
Aktiengesellschaft (since February 2001).
2. Andrew Mackenzie
BSc (Geology), PhD (Chemistry), 56
Chief Executive Officer and Executive Director
Director of BHP Billiton Limited and BHP Billiton Plc since May 2013. Andrew Mackenzie was appointed Chief Executive Officer on 10 May 2013.
Mr Mackenzie has over 30 years’ experience in oil and gas, petrochemicals and minerals. He joined BHP Billiton in November 2008 as Chief Executive Non-Ferrous and commenced as Chief Executive Officer in May 2013. Prior to BHP Billiton, Mr Mackenzie worked at Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and BP, where he held a number of senior roles, including Group Vice President for Technology and Engineering and Group Vice President for Chemicals.
Other directorships and offices (current):
Director of the Grattan Institute (since May 2013).
Director of the International Council on Mining and Metals
(since May 2013)
3. Malcolm Broomhead
MBA, BE, 61
Independent Non-executive Director
Member of the Sustainability Committee
Member of the Finance Committee
Director of BHP Billiton Limited and BHP Billiton Plc since March 2010.
Malcolm Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. Mr Broomhead was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity.
Other directorships and offices (current):
Chairman of Asciano Limited (since October 2009).
4. Sir John Buchanan
BSc, MSc (Hons 1), PhD, 70
Senior Independent Director, BHP Billiton Plc
Chairman of the Remuneration Committee
Member of the Nomination and Governance Committee
Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Educated at Auckland, Oxford and Harvard, John Buchanan has broad international business experience gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. Sir John has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former Executive Director and Group Chief Financial Officer of BP, Treasurer and Chief Executive of BP Finance and Chief Operating Officer of BP Chemicals.
Other directorships and offices (current):
Chairman of ARM Holdings Plc (UK) (since May 2012).
Chairman of Smith & Nephew Plc (since April 2006) and former
Deputy Chairman (from February 2005 to April 2006).
Chairman of the International Chamber of Commerce (UK)
(since May 2008).
Member of Advisory Board of Ondra Bank (since June 2009).
Chairman of the UK Trustees for the Christchurch Earthquake appeal.
28 | BHP BILLITON SUMMARY REVIEW 2013

5 6 7 8 9
5. Carlos Cordeiro
AB, MBA, 57
Independent Non-executive Director
Member of the Remuneration Committee
Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Carlos Cordeiro brings to the Board more than 30 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. Mr Cordeiro was previously Partner and Managing Director of Goldman Sachs Group Inc and Vice Chairman of Goldman Sachs (Asia) LLC.
Other directorships and offices (current):
Advisory Director of The Goldman Sachs Group Inc (since December 2001).
Non-executive Vice Chairman of Goldman Sachs (Asia) LLC (since December 2001).
6. David Crawford
AO, BComm, LLB, FCA, FCPA, 69
Independent Non-executive Director
Chairman of the Finance Committee
Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.
David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. Mr Crawford was previously Australian National Chairman of KPMG, Chartered Accountants.
Other directorships and offices (current):
Chairman of Australia Pacific Airports Corporation Limited (since May 2012).
Chairman of Lend Lease Corporation Limited (since May 2003) and Director (since July 2001).
7. Pat Davies
BSc (Mechanical Engineering), 62
Independent Non-executive Director
Member of the Remuneration Committee
Director of BHP Billiton Limited and BHP Billiton Plc since June 2012. Pat Davies has broad experience in the natural resources sector across a number of geographies, commodities and markets. From July 2005 until June 2011, Mr Davies was Chief Executive of Sasol Limited, an international energy, chemical and mining company with operations in 38 countries and listings on the Johannesburg and New York stock exchanges. Mr Davies began his career at Sasol in 1975 and held a number of diverse roles, including managing the group’s oil and gas businesses, before becoming Chief Executive in July 2005. He is a former Director of various Sasol Group companies and joint ventures.
8. Carolyn Hewson
AO, BEc (Hons), MA (Econ), 58
Independent Non-executive Director
Member of the Risk and Audit Committee
Director of BHP Billiton Limited and BHP Billiton Plc since March 2010. Carolyn Hewson is a former investment banker and has over 30 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a former Director of Westpac Banking Corporation, AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australian Water and the Economic Development Board of South Australia.
Other directorships and offices (current):
Director of Stockland Group (since March 2009).
Director of BT Investment Management Limited (since December 2007).
Member of the Advisory Board of Nanosonics Limited (since June 2007).
Director of Australian Charities Fund Operations Limited (since June 2000).
Director and Patron of the Neurosurgical Research Foundation (since April 1993).
Trustee and Chairman of Westpac Buckland Fund (since January 2011) and Chairman of Westpac Matching Gifts Limited (since August 2011), together known as the Westpac Foundation.
9. Lindsay Maxsted
DipBus (Gordon), FCA, FAICD, 59
Independent Non-executive Director
Chairman of the Risk and Audit Committee Member of the Finance Committee
Director of BHP Billiton Limited and BHP Billiton Plc since March 2011. Lindsay Maxsted is a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and, until recently, continued to undertake consultancy work in the restructuring advisory field. He was the Chief Executive Officer of KPMG Australia between 2001 and 2007. Mr Maxsted is the Board’s nominated ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules, and the Board is satisfied that he has recent and relevant financial experience for the purposes of the UK Financial Conduct Authority’s Disclosure and Transparency Rules and the UK Corporate Governance Code.
Other directorships and offices (current):
Chairman of Westpac Banking Corporation (since December 2011) and a Director (since March 2008).
Chairman of Transurban Group (since August 2010) and a Director (since March 2008).
Director and Honorary Treasurer of Baker IDI Heart and Diabetes Institute (since June 2005).
BHP BILLITON SUMMARY REVIEW 2013 | 29

Board of Directors continued
10 11 12 13 14
10. Wayne Murdy
BSc (Business Administration), CPA, 69
Independent Non-executive Director
Member of the Risk and Audit Committee Member of the Finance Committee
Director of BHP Billiton Limited and BHP Billiton Plc since June 2009. Wayne Murdy has a background in finance and accounting, where he has gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont Mining Corporation. He served as the Chief Executive Officer of Newmont Mining Corporation from 2001 to 2007 and Chairman from 2002 to 2007. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former Director of the US National Mining Association and a former member of the Manufacturing Council of the US Department of Commerce.
Other directorships and offices (current):
Director of Weyerhaeuser Company (since January 2009).
11. Keith Rumble
BSc, MSc (Geology), 59
Independent Non-executive Director
Member of the Sustainability Committee
Director of BHP Billiton Limited and BHP Billiton Plc since September 2008. Keith Rumble was previously Chief Executive Officer of SUN Mining, a wholly owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. Mr Rumble has over 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc in Canada. Mr Rumble began his career at Richards Bay Minerals in 1980 and held various management positions before becoming Chief Executive Officer in 1996.
Other directorships and offices (current):
Director of Enzyme Technologies (Pty) Limited (since September 2011).
Director of Elite Wealth (Pty) Limited (since August 2010).
Board of Governors of Rhodes University (since April 2005).
Trustee of the World Wildlife Fund, South Africa (since October 2006).
12. John Schubert
AO, BCh Eng, PhD (Chem Eng), 70
Independent Non-executive Director
Chairman of the Sustainability Committee Member of the Remuneration Committee
Member of the Nomination and Governance Committee
Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.
John Schubert has considerable experience in the international oil industry, including at Chief Executive Officer level. Dr Schubert has had executive mining and financial responsibilities and was Chief Executive Officer of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. Dr Schubert has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia. Other directorships and offices (current):
Chairman of Garvan Institute of Medical Research (since May 2013).
13. Baroness Shriti Vadera
MA, 51
Independent Non-executive Director
Member of the Risk and Audit Committee
Director of BHP Billiton Limited and BHP Billiton Plc since January 2011. Shriti Vadera brings wide-ranging experience in finance, economics and public policy, as well as extensive experience of emerging markets and international institutions. In recent years, she has undertaken a number of international assignments, including advising on the Eurozone crisis and working with the Korean Chair of the G20. Baroness Vadera was a Minister in the British Government from 2007 to 2009 in the Department for International Development, the Business Department and the Cabinet Office, where she was responsible for the response to the global financial crisis. She was on the Council of Economic Advisers, HM Treasury from 1999 to 2007 focusing on business and international economic issues. Prior to her time in the British Government, Baroness Vadera spent 14 years in investment banking at UBS Warburg, where she specialised in advisory work in emerging markets.
Other directorships and offices (current):
Director of AstraZeneca Plc (since January 2011).
14. Jane McAloon
BEc (Hons), LLB, GDipGov, FCIS, 49
President, Governance and Group Company Secretary and Chairman of the Disclosure Committee
30 | BHP BILLITON SUMMARY REVIEW 2013

Corporate Governance Summary
Letter from the Chairman
Dear Shareholder
Welcome to BHP Billiton’s Corporate Governance Summary. At BHP Billiton, we have a governance framework to which we are held accountable that goes beyond an interest in governance or our need to fulfil regulatory requirements. Our approach is to adopt what we consider to be the highest of governance standards in Australia, the United Kingdom and the United States. That is because we believe that high-quality governance supports long-term value creation. Simply put, we think good governance is good business.
Governance influences how the objectives of the Company are set and achieved, how risk is monitored and assessed, and how performance is optimised. Therefore, our corporate governance structure encourages the creation of value, while providing accountability and control systems commensurate with risks involved.
We do not see governance as just a matter for the Board. Good governance is also the responsibility of executive management and is embedded throughout the organisation. Our BHP Billiton Charter is core to the governance framework of BHP Billiton – it embodies our corporate purpose, strategy and values, and defines when we are successful. We foster a culture that values and rewards high ethical standards, personal and corporate integrity, and respect for others.
We live the values enshrined in Our Charter and demonstrably adhere to the standards of conduct required by our
BHP Billiton Code of Business Conduct.
BHP Billiton Governance Structure
SHAREHOLDERS
BOARD
RISK & AUDIT COMMITTEE
Oversees and monitors
financial reporting,
external auditor, risk
RENUMERATION
COMMITTEE
Oversees and monitors
renumeration policy
NOMINATION & GOVERNANCE COMMITTEE
Oversees and monitors
renewal and
succession planning
SUSTAINABILITY
COMMITTEE
Oversees and monitors material HSEC matters
FINANCE
COMMITTEE
Oversees & monitors
capital structure, funding,
due diligence
CHIEF EXECUTIVE OFFICER
GROUP MANAGEMENT COMMITTEE
DELEGATION
ACCOUNTABILITY
Appointment of Andrew Mackenzie
On 10 May 2013, Andrew Mackenzie was appointed Chief Executive Officer (CEO) of the Group and became our new Executive Director. His appointment was the result of our long-established leadership development and succession process. Our planned and considered approach involves attracting and developing the best global talent over a sustained period. This ensures that we have a deep pipeline of leaders at all levels in the Company, including for succession to Chief Executive. The Board decided that Mr Mackenzie is the right person to lead BHP Billiton in a changing global environment. He brings a unique combination of deep industry knowledge and global management skills to the CEO role, with over 30 years’ experience in the oil and gas, petrochemicals and minerals industries.
Ongoing renewal
We are continuously focused on enhancing the diversity of perspective on the Board. We do this in a structured manner, looking out over a five-year period at the skills, backgrounds, knowledge, experience and diversity on the Board. The right blend of skills, experience and perspective is critical to ensuring the Board oversees BHP Billiton effectively for shareholders. The Board has set a goal of increasing the number of women on the Board to at least three. This remains our target,and while we did not achieve this target by the end of FY2013, we continue to work to identify future candidates for the Board. More details about the Board’s diversity of skills and experience are set out in section 5.7 of the Annual Report 2013.
Continuous improvement
The Board has a commitment to ongoing improvement in the way we carry out our work. Last year, the continued evolution of the Board and its Committees resulted in the formation of the Finance Committee. The Board made a commitment to evaluate the role and function of the Finance Committee 12 months after its formation. In the past year, the Committee has focused on capital management planning including capital allocation and funding, as well as due diligence on divestments. Given our continued focus on capital management, the Board believes that the Finance Committee adds considerable value to the governance of the Group and will continue to operate under its terms of reference. Further details are set out in section 5.13 of the Annual Report 2013.
During the year, our Board Governance Document and committee terms of reference were reviewed and updated to reflect changing market practice.
I hope you find this description of our corporate governance useful and look forward to receiving any feedback that fellow shareholders may have.
Jac Nasser AO
Chairman
BHP BILLITON SUMMARY REVIEW 2013 | 31

Corporate Governance Summary continued
Evaluations conducted in FY2013
During the year under review, the Board conducted a Board performance assessment, an assessment of each Director, and reviewed the work and performance of the committees, all of which were internally facilitated.
Board assessment
The internal review, conducted over three meetings, covered effectiveness of Board meetings, the nature and format of Board materials, as well as training and development. A range of improvements to the Board’s work and effectiveness was agreed, including:
introducing formal strategy days to the Board program to support the discussions of strategy that currently take place between management and the Board at each meeting;
implementing an updated plan for Board engagement on strategy, execution and monitoring;
effective methods for engaging on the increasing number of Board matters considered out of session;
increased use of the committee report-out process, which is used for committee chairmen to summarise the key discussions;
new items for the training and development of Directors;
updating the format of materials provided to the Board. The review of the Board as a whole also indicated that the Board is continuing to function effectively and in accordance with the
Board Governance Document.
Director assessment
As reported last year, an externally facilitated assessment of each Director was completed in FY2012. Therefore, the FY2013 review was internally facilitated and the overall findings were presented to the Board and discussed. Each Director was provided with feedback on their individual and collective contribution to the Board and its committees. This review supported the Board’s decision to endorse all retiring Directors standing for re-election.
Committee assessment
The assessment conducted this year focused on matters assessed against terms of reference, time spent by the committees in considering matters, quality of information received, time management and composition, the work of each committee, quality of Board and committee interface, and compliance with corporate governance requirements. These reviews utilised an electronic survey tool provided by Lintstock, and were focused to draw out views on work, overall effectiveness and decision-making and other processes. Outcomes and recommendations from each committee will be considered and approved by the Board prior to implementation.
Risk management
We believe that the identification and management of risk is central to achieving the corporate purpose of delivering long-term shareholder value.
Each year, the Board reviews and considers the risk profile for the whole Group. This risk profile covers both operational and strategic risks. The risk profile is assessed to ensure it supports the achievement of the Group’s strategy and commitment to effective governance of the Group.
The Board has delegated the oversight of risk management to the Risk and Audit Committee (RAC), although the Board retains overall accountability for the Group’s risk profile. In addition, the Board specifically requires the CEO to implement a system of control for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness. The RAC regularly reports to the Board to enable it to review the Group’s risk framework. In addition, Business Group RAC meetings take place twice yearly as part of our financial governance framework. The Sustainability Committee also reviews specific health, safety, environmental and community risks and reports its deliberations to both the RAC and the Board.
Market disclosure
We are committed to maintaining the highest standards of disclosure, ensuring that all investors and potential investors have the same access to high-quality, relevant information in an accessible and timely manner to assist them in making informed decisions. The Disclosure Committee manages our compliance with the market disclosure obligations and is responsible for implementing reporting processes and controls and setting guidelines for the release of information. As part of our commitment to continuous improvement and in line with the updated guidance on continuous disclosure that was issued by the Australian Securities Exchange, and came into effect on
1 May 2013, our disclosure processes were reviewed and updated during the year to ensure continued alignment with best practice as it develops in the jurisdictions in which we are listed.
Director skills, experience and development
The Board considers that the Executive and Non-executive Directors together have the range of skills, knowledge and experience to effectively govern the Group. The Non-executive Directors contribute international business and senior executive experience, relevant operating experience, understanding of the sectors in which we operate, knowledge of world capital markets, regulatory and government policy experience, and an understanding of the health, safety, environmental and community challenges that we face. The Executive Director brings additional perspectives to the Board’s work through a deep understanding of the Group’s business. The key skills collectively demonstrated on the Board are:
Skills and experience
Board
Executive leadership 12 Directors
Global experience 13 Directors
Governance 13 Directors
Strategy 13 Directors
Financial acumen 13 Directors
Capital projects 11 Directors
Health, safety and environment 12 Directors
Remuneration 13 Directors
Mining 5 Directors
Oil and gas 5 Directors
Marketing 11 Directors
Public Policy 13 Directors
Total Directors 13 Directors
32 | BHP BILLITON SUMMARY REVIEW 2013

Remuneration Summary
Dear Shareholder
As I reported to you in my letter last year, in 2012 we completed a comprehensive review of our senior executive remuneration structures and, after consideration of all relevant issues, concluded that our current arrangements, including the changes to the long-term incentive plan approved by shareholders in 2010, remain appropriate. Importantly, we believe that the arrangements continue to support our focus on operational excellence, risk management and the execution of the Group’s strategy. As always, we will continue to seek further improvement opportunities. At last year’s annual general meetings, we again enjoyed a strong level of support for the Remuneration Report from shareholders, with a vote in favour of 96 per cent. In addition, our policies and approach to providing appropriate remuneration for our senior executives have been broadly endorsed during regular consultation sessions with shareholders. In particular, our long-term incentive plan, approved in 2004, has a five-year performance period, still a longer period than most other companies. This remains a very important feature for the Remuneration Committee and shareholders.
However, as the long-term incentive plan is approaching its 10-year anniversary, shareholder re-approval is required under UK governance guidelines. Accordingly, shareholders will be asked to vote on the long-term incentive plan at this year’s annual general meetings. The plan’s operation will continue to reflect the Committee’s unchanged commitment to the existing performance hurdle based on relative shareholder returns, with performance measured over a five-year period. Because we are asking shareholders to re-approve the plan, we have taken the opportunity to introduce stronger malus and clawback provisions. In our view, these provisions reflect best practice and are consistent with feedback from our shareholders. The Committee and the Board will continue to adopt an open-door approach to eliciting shareholders’ views so they can be factored into the Group’s future approach.
Remuneration policy in action
Remuneration outcomes for FY2013 provide further tangible evidence of our policy in action. This year, the Remuneration Committee, with the full support of the Board, exercised its discretion to vest fewer than the number of awards allocated under the 2008 long-term incentive plan for members of the Group Management Committee. The decision was taken to reduce the number of awards by 35 per cent for all participants, even though the total shareholder return of BHP Billiton once again materially exceeded its peers over the five years of the plan. In the absence of the Committee exercising its discretion, this performance would have supported 100 per cent vesting of the awards.
This is the first time the Committee has exercised its discretion to reduce vesting under the plan. In doing so, it took into account a range of factors, including the negative total shareholder return over the performance period that shareholders have experienced. It also considered the total remuneration of the executives. While the Board and Committee believe that our executive remuneration packages have contributed to the consistent and substantial financial outperformance of the Company over many years, they also believed that some downward rebasing of the package for the incoming Chief Executive Officer (CEO), Andrew Mackenzie, relative to that of the former CEO, was appropriate; a view supported by Andrew. The package supports our evolving strategic priorities and does not compromise our need to motivate a high level of performance and ensures alignment with our shareholders’ expectations. Consistent with this approach, the remuneration packages for other Group Management Committee members have also been rebased downwards. Aligned with this, the Board decided again to freeze fees for Non-executive Directors, for the second consecutive year. These outcomes represent an appropriate alignment of remuneration with the prevailing business environment. When Mr Mackenzie joined BHP Billiton in 2008, he was granted one-off sign-on awards that were in recognition of equity awards foregone when he left his former employer. The value and quantum of the sign-on awards was based on the value of awards forfeited and calculated by the Committee’s independent adviser. As a result of the outperformance of BHP Billiton, all those sign-on awards would have vested this year. However, in the circumstances, Mr Mackenzie concluded, and the Committee agreed, that the value that would have been delivered was excessive and he has voluntarily relinquished 50,000 of those awards.
Marius Kloppers will retire from the Company on 1 October 2013 when the transition to Mr Mackenzie is complete. The terms of Mr Kloppers’ departure reflect the Group’s remuneration policy and the rules of our incentive plans as approved by shareholders. No additional payments are being made. My fellow Non-executive Directors and I wish Marius the very best in the future.
In our quest to further improve the transparency of our reporting, we have included in this section information on the remuneration arrangements of Mr Mackenzie and on the retirement arrangements of Mr Kloppers. CEO transition – remuneration of the new
CEO Andrew Mackenzie
The new CEO’s target remuneration for FY2014 is made up of:
a base salary of US$1,700,000 (an increase from Mr Mackenzie’s previous base salary of US$1,200,000; a decrease from the previous CEO base salary of US$2,215,200);
pension of 25 per cent of base salary (a decrease from 36 per cent for Mr Mackenzie previously; a decrease from the previous CEO rate of 40 per cent);
a short-term incentive target opportunity of 160 per cent of base salary, with a maximum opportunity of 240 per cent of base salary (maximum reduced from 320 per cent of base salary for Mr Mackenzie and for the previous CEO);
a long-term incentive award for FY2014 of 400 per cent face value of base salary (subject to shareholder approval), which is a face value of US$6,800,000 (US$8,392,683 in FY2013 for the prior CEO).
Mr Mackenzie’s actual remuneration is linked substantially to business outcomes and shareholder returns. The ‘at risk’ component of his remuneration (comprising short-term incentives and long-term incentives) is 72 per cent of his total target remuneration (at fair value). Fixed remuneration (base salary and pension benefits) comprises 28 per cent of the total.
BHP BILLITON SUMMARY REVIEW 2013 | 33

Remuneration Summary continued
CEO transition – remuneration of the new CEO Andrew Mackenzie continued
The target remuneration that will be provided to the CEO in FY2014 is set out in the table below:
These pension contributions are 25% of base salary.
The long-term incentive is entirely performance based and aligned to shareholder interests. This value is based on 400% face value of base salary together with fair value estimates prepared by the Committee’s independent adviser after taking into account the 41% probability of vesting over the five-year performance period. The actual value of this award cannot be determined until after the end of the five-year performance period.
Fixed remuneration
‘At risk’ remuneration
US dollars
Total ‘Target Remuneration’
Base salary
Pension contributions
Short-term incentive award (target)
Long-term incentive award (fair value)
Andrew Mackenzie
7,633,000
1,700,000
425,000
2,720,000
2,788,000
The CEO will earn this amount as base salary during FY2014.
The short-term incentive is entirely performance based and comprises 50% cash and 50% deferred equity. Performance measures include various health, safety, environment and community measures, financial, capital management and personal elements. This target is 160% of base salary. The maximum is 240% of base salary. The minimum is zero.
Mr Mackenzie’s annual short-term incentive is at risk. The scorecard against which his performance is ordinarily assessed is made up of a number of performance measures, including health, safety, environment and community measures, financial outcomes, capital spend and schedule and performance against personal measures. The minimum short-term incentive is zero, as was the outcome for Mr Mackenzie’s predecessor in FY2012.
Mr Mackenzie’s long-term incentive is at risk. BHP Billiton’s business is long term, and decisions are made that are likely to have an impact for many years. It is therefore important that senior executives are rewarded over the long term for long-term performance. BHP Billiton’s long-term incentive plan measures performance over five years.
CEO transition – retirement of the former CEO Marius Kloppers
Marius Kloppers stepped down as CEO, a member of the Group Management Committee and a Director of the Company on
10 May 2013. He will retire from BHP Billiton on 1 October 2013.
The terms of Mr Kloppers’ departure reflect the Group’s remuneration policy and the rules of our incentive arrangements as approved by shareholders.
Mr Kloppers will work through the applicable notice period, receive his base salary and pension entitlements at current rates to the date of his retirement; namely, 1 October 2013, be entitled to the value of the pension and superannuation plans that he has accumulated over his 20 years with the Company, together with the value of any accrued leave to 1 October 2013, and retain on a pro-rata basis awards granted in previous years under the long-term incentive plan. They will vest only if the performance hurdle is met at the end of each five-year performance period (refer further below).
Mr Kloppers has been considered for a short-term incentive payment under the group incentive scheme for the year ended 30 June 2013, assessed by the Remuneration Committee after year-end. That payment was pro-rated to reflect his period of service as CEO during the year ended 30 June 2013 (namely, 1 July 2012 to 10 May 2013). He also participated as usual in the normal vesting of share awards in August 2013.
Mr Kloppers will not receive any financial benefit over and above those provided for within his existing contractual entitlements. Awards granted in prior years under the long-term incentive plan that may vest in the four years after Mr Kloppers’ departure are retained on a pro-rata basis. Under the terms of the shareholder approved plan, employees who retire are entitled to hold awards granted in prior years. However, the number of awards is reduced to reflect the period of service in relation to each grant. Under the pro-rating rule, Mr Kloppers will retain 504,675 awards, and 412,649 awards will lapse.
Whether the 504,675 retained awards vest will depend on BHP Billiton’s relative total shareholder return performance over the five-year periods to 30 June 2014, 2015, 2016 and 2017, respectively. In addition, even if the performance hurdle is met, the Committee has an overriding discretion under the plan rules to reduce the amount of awards that vest. Accordingly, the vesting outcome and the number of long-term incentive awards that will ultimately vest are unknown at this time. The number of long-term incentive plan awards that vest cannot exceed the 504,675 awards retained.
In this year’s Remuneration Report in the FY2013 Annual Report, we have continued to improve the clarity of the explanation of the remuneration arrangements for our CEO and his executive team, including the early adoption of certain new UK requirements which will formally apply for the first time to next year’s Remuneration Report. This reinforces the importance we see in seeking to explain clearly how BHP Billiton’s remuneration policies support long-term, sustainable value creation.
John Buchanan
Chairman, Remuneration Committee
12 September 2013
34 | BHP BILLITON SUMMARY REVIEW 2013

Shareholder information
Annual General Meetings
BHP Billiton Plc – Thursday, 24 October 2013 at 11.00am The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, UK.
BHP Billiton Limited – Thursday, 21 November 2013 at 9.30am Perth Convention and Exhibition Centre,
21 Mounts Bay Road, Perth.
Change of shareholder details and enquiries
Shareholders may contact the appropriate office of the BHP Billiton Share Registrar or Transfer Office on any matter relating to their shares or American Depositary Receipt holdings.
Dividend policy and payments
We have a progressive dividend policy that seeks to steadily increase or at least to maintain the dividend in US dollars at each half yearly payment.
We declare our dividends and other distributions in US dollars as it is our main functional currency. BHP Billiton Limited pays its dividends in Australian dollars, UK pounds sterling, New Zealand dollars or US dollars, depending on the country of residence of the shareholder. BHP Billiton Plc pays its dividends in UK pounds sterling to shareholders registered on its principal register in the United Kingdom and in South African rand to shareholders registered on its branch register in South Africa. If shareholders on the United Kingdom register wish to receive dividends in US dollars they must complete the appropriate election form and return it to the BHP Billiton Share Registrar in the United Kingdom no later than close of business on the Dividend Record Date. BHP Billiton Limited shareholders may have their cash dividends paid directly into a nominated bank, building society or credit union, depending on the shareholder’s country of residence as shown below.
Country where shareholder is resident
Financial institution
Australia
Bank, building society, credit union
United Kingdom
Bank, building society
New Zealand
Bank
United States
Bank
Shareholders from the abovementioned locations who do not provide their direct credit details and shareholders with registered addresses outside Australia, the United Kingdom, New Zealand and the United States will receive dividend payments by way of a cheque in Australian dollars.
BHP Billiton Plc shareholders may have their cash dividends paid directly into a bank or building society by completing a dividend mandate form which is available from the BHP Billiton Share Registrar in the United Kingdom or South Africa.
Stock exchange listings
BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia and BHP Billiton Plc has a premium listing on the UK Listing Authority’s Official List and its ordinary shares are admitted to trading on the London Stock Exchange (LSE). BHP Billiton Plc also has a secondary listing on the Johannesburg Stock Exchange (JSE) in South Africa. In addition, BHP Billiton Limited and BHP Billiton Plc are listed on the New York Stock Exchange (NYSE) in the United States. Trading on the NYSE is via American Depositary Shares.
Key dates for shareholders
The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges will be notified.
Date
Events
25 September 2013
Final Dividend Payment Date
24 October 2013
BHP Billiton Plc Annual General Meeting in London
21 November 2013
BHP Billiton Limited Annual General Meeting in Perth
11 February 2014
Interim Results Announced
7 March 2014
Interim Dividend Record Date
26 March 2014
Interim Dividend Payment Date
19 August 2014
Annual Results Announced
BHP BILLITON SUMMARY REVIEW 2013 | 35

Corporate Directory

BHP Billiton Group Registered Offices

BHP Billiton Limited
Australia
171 Collins Street
Melbourne VIC 3000
Telephone 1300 554 757 (within Australia)
+61 3 9609 3333 (outside Australia)
Facsimile +61 3 9609 3015

BHP Billiton Plc
United Kingdom
Neathouse Place
London SW1V 1BH
Telephone +44 20 7802 4000
Facsimile +44 20 7802 4111

Group Company Secretary
Jane McAloon

BHP Billiton Corporate Centres

South Africa
6 Hollard Street
Marshalltown
Johannesburg 2107
Telephone +27 11 376 9111
Facsimile +27 11 838 4716

Chile
Avenida Americo Vespucio Sur # 100
Piso 7
Las Condes 756999
Santiago
Telephone +56 2 330 5000
Facsimile +56 2 207 6509

United States
Our agent for service in the United States is Maria Isabel Reuter at:
1360 Post Oak Boulevard, Suite 150
Houston, TX 77056-3020
Telephone +1 713 961 8500
Facsimile +1 713 961 8400

Marketing Offices

Singapore
10 Marina Boulevard, #50-01
Marina Bay Financial Centre, Tower 2
Singapore 018983
Telephone +65 6421 6000
Facsimile +65 6421 7000

Share Registrars and Transfer Offices

Australia
BHP Billiton Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal Address – GPO Box 2975
Melbourne VIC 3001
Telephone 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile +61 3 9473 2460
Email enquiries:
www.investorcentre.com/bhp

United Kingdom
BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ
Telephone +44 844 472 7001
Facsimile +44 870 703 6101
Email enquiries:
www.investorcentre.co.uk/contactus

South Africa
BHP Billiton Plc Branch Register and Transfer Secretary
Computershare Investor Services (Pty) Limited
70 Marshall Street
Johannesburg 2001
Postal Address – PO Box 61051
Marshalltown 2107
Telephone +27 11 373 0033
Facsimile +27 11 688 5217
Email enquiries:
web.queries@computershare.co.za

Holders of shares dematerialised into STRATE should contact their CSDP or stockbroker.

New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna Auckland 0622
Postal Address – Private Bag 92119
Auckland 1142
Telephone +64 9 488 8777
Facsimile +64 9 488 8787

United States
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Postal Address – PO Box 43078
Providence, RI 02940-3078
Telephone +1 888 404 6340
(toll-free within US)
Facsimile +1 312 601 4331

ADR Depositary, Transfer Agent and Registrar Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
Telephone +1 781 575 4555 (outside of US) +1 877 248 4237 (+1-877-CITIADR)
(toll-free within US)
Facsimile +1 201 324 3284
Email enquiries:
citibank@shareholders-online.com
Website: www.citi.com/dr

36 | BHP BILLITON SUMMARY REVIEW 2013

Cover story
Production records were achieved across seven operations and five commodities in FY2013, including a thirteenth consecutive annual production record at Western Australia Iron Ore (WAIO). Australia, Iron Ore, Mt Whaleback.
BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined Group known as BHP Billiton.
The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, UK. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this publication, the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.
Throughout this Summary Review, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies.
All up-to-date shareholder information is available online at www.bhpbilliton.com
View this Report as well as our Annual Report and Sustainability Report.
Online shareholder services
– check your holding
– register to receive electronic shareholder communications – update your records (including address and direct credit details) – access all your securities in one portfolio by setting up a personal account – vote online
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Reports and presentations
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Subscribe to receive news alerts sent directly to your email address
BHP Billiton produces a range of publications which are available in formats that allow shareholders to receive information in their preferred manner. View online, download or receive a paper copy by calling the relevant Share Registrar.
BHP Billiton Limited
1300 656 780 (from within Australia) +61 3 9415 4020 (from elsewhere)
BHP Billiton Plc
+44 844 472 7001 (United Kingdom) +27 11 373 0033 (South Africa)

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resourcing the future